UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    Form 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



For the month of        April         , 2004
                 ---------------------
Commission File Number:  001-13196
                         -----------------

                               DESC, S.A. DE C.V.
                 -----------------------------------------------
                 (Translation of registrant's name into English)

 PASEO DE LOS TAMARINDOS 400-B, BOSQUES DE LAS LOMAS, 05120 MEXICO, D.F., MEXICO
 -------------------------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form  20-F |X|                 Form 40-F  __
           ---


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following is included in this report on Form 6-K:



                     Item
                     ----

           1. English Translation of a Notice to the Stockholders, dated April 2, 2004, regarding Registrant's Annual Shareholders Meeting

                                                                          Item 1
                                   [Desc Logo]

                               DESC, S.A. DE C.V.




N O T I C E

Pursuant to articles 181, 183, 186 and 187 of the General Corporations Law, the Corporate By-laws and to the resolution of the Board of Directors, the shareholders of DESC, S.A. DE C.V. are hereby called to the ANNUAL GENERAL ORDINARY SHAREHOLDERS MEETING, to be held at 5:00 p.m. on April 26, 2004, in the Auditorium located at Arco Torre I, Ground Floor, of the business center Arcos Bosques Corporativo, with its address at Paseo de Tamarindos No. 400-B, Col. Bosques de las Lomas, Mexico, D.F. 05120, for the following purposes:



A G E N D A


I.        PRESENTATION OF THE REPORT OF THE BOARD OF DIRECTORS, AS PROVIDED IN
          ARTICLE 172 OF THE GENERAL CORPORATIONS LAW AND THE REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS, REGARDING THE FISCAL YEAR ENDED DECEMBER 31, 2003 AND RESOLUTIONS REGARDING SUCH REPORTS.

II. RATIFICATION OF THE ACTIONS UNDERTAKEN BY THE BOARD OF DIRECTORS AND THE BOARD COMMITTEES DURING SAID FISCAL YEAR.

III. DISCUSSION, APPROVAL OR MODIFICATION, IF APPROPRIATE, OF THE FINANCIAL STATEMENTS OF THE CORPORATION AS OF DECEMBER 31, 2003, WITH THE PRIOR READING OF THE REPORT OF THE STATUTORY EXAMINER.

IV.       RESOLUTIONS ON THE APPLICATION OF RESULTS.

V. ELECTION OR REELECTION, AS THE CASE MAY BE, OF THE MEMBERS OF THE BOARD OF DIRECTORS, AS WELL AS THE BOARD COMMITTEE MEMBERS, AND THE STATUTORY EXAMINERS.

VI.       RESOLUTION ON THE COMPENSATION TO THE DIRECTORS AND THE STATUTORY
          EXAMINERS.

VII. REPORT OF THE BOARD OF DIRECTORS, AS PROVIDED IN ARTICLE 60, SECTION III OF THE GENERAL RULES APPLICABLE TO STOCK ISSUERS AND OTHER PARTICIPANTS OF THE STOCK MARKET ISSUED BY THE BANKING AND SECURITIES COMMISSION.

VIII.     DESIGNATION OF DEPUTIES TO FORMALIZE THE RESOLUTIONS ADOPTED AT THE
          MEETING.

IX.       READING AND APPROVAL OF THE MINUTES OF SUCH MEETING.

The shareholders are reminded that in order to attend the Meeting, they must deposit with the Secretary of the Corporation, located at Paseo de los Tamarindos, No. 400-B, 30th. floor, Col. Bosques de las Lomas, Mexico, D.F. 05120, at least one business day prior to the date set for the Meeting, their stock certificates or a certificate issued by a credit institution or a brokerage house, evidencing deposit of their stock certificates. The admission cards shall be delivered against the delivery of said stock or deposit certificates. The shareholders may attend personally or be represented by an attorney-in-fact, appointed by a simple letter proxy. The form of the letter proxy will be available from such Secretary of the Corporation from April 2, 2004 to the day before the date of the Meeting.

                           Mexico, D.F., April 2, 2004




                              ERNESTO VEGA VELASCO
                       SECRETARY OF THE BOARD OF DIRECTORS

                                   SIGNATURES


           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                                 Desc, S.A. de C.V.
                                         ---------------------------------------
                                                   (Registrant)



Date:    April 5, 2004                  By    /s/ Arturo D'Acosta Ruiz
--------------------------                    ----------------------------------
                                               Name:   Arturo D'Acosta Ruiz
                                               Title:  Chief Financial Officer